EXHIBIT 3.3

AMENDMENT TO THE ARTICLES OF INCORPORATION OF

BGR CORPORATION

DATED DECEMBER 16, 2004

The amendment to the Company's Articles of Incorporation shall be filed with the Nevada Secretary of State so that the Article I of the Articles of Incorporation shall be as follows:

“The name of the Corporation shall be “Franchise Capital Corporation”.

Article III of the Articles of Incorporation shall be amended to read, in part, as follows:

"The total number of shares of stock which the Corporation shall have authority to issue is 5,030,000,000 which shall consist of 5,000,000,000 shares of common stock, $.0001 par value per share (the "Common Stock"), and 30,000,000 shares of preferred stock, $.0001 par value per share (the "Preferred Stock")…...

A new Article IX of the Articles of Incorporation shall be added and shall read in its entirety as follows:

 “The board of directors, without the consent of the stockholders of the corporation, may adopt any recapitalization affecting the outstanding shares of capital stock of the corporation by effecting a forward or reverse split of all of the outstanding shares of any class of capital stock of the corporation, with appropriate adjustments to the corporation’s capital accounts, provided that the recapitalization does not affect the ratio of unissued to authorized capital stock of that class.”